Exhibit 99.1

Press release

Biophytis publishes

its financial results for the first half of 2022

•	Cash and cash equivalents: €19.7m as of June 30, 2022

•	Net loss down 8% at €12.4m for first half of 2022

Publication of restated financial results as of December 31st, 2021

Paris (France), Cambridge (Massachusetts, USA), January 31st 2023, 08am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today publishes its interim financial report for the first half of 2022 and its adjusted financial results as of 31 December 2021.

1/ Financial results for the first half of 2022

• Cash and cash equivalents. Cash and cash equivalents and short-term deposits included in other current financial assets as of June 30, 2022, were €19.7 million, a decrease of €4.2 million compared to €23.9 million as of December 31, 2021.

• Research and Development Expenses. Net research and development expenses were €6.9 million for the first half of 2022, a decrease of €0.7 million, compared to €7.6 million in the first half of 2021. This change is mainly due to the end of the SARA-INT clinical trial operational phase in 2021.

• General and Administrative Expenses. General and administrative expenses were €5.1 million for the first half of 2021 compared to €2.9 million for the first half of 2021, an increase of €2.1 million, primarily related to new expenses following our listing on Nasdaq in February 2021, which resulted in a significant increase in legal and accounting fees.

• Financial loss. Our financial loss has decreased significantly from €2.7 million in the first half of 2021 to €0.5 million in the first half of 2022. The first quarter of 2021 was strongly impacted by the dispute with Negma Group Ltd.

• Net Loss. The net loss decreased by 8% to €12.4 million in the first half 2022 from €13.2 million in the first half of 2021. The net loss per share (based on the weighted average number of shares outstanding during the period) was €0.08 for the first half of 2022 compared to €0.12 for the first half of 2021.

Press release

Cash and cash equivalents on the 30th of June 2022 amounted to €19.7 million. The Company considers that this amount, together with the credit lines in place, is sufficient to cover the Company's cash requirements for the next 12 months.

Consolidated financial statements

(amounts in thousands of euros)	12/31/2021	06/30/2022
TOTAL NON CURRENT ASSETS	3,506	3,552
TOTAL CURRENT ASSETS	31,366	30,334
Other debts	6,536	10,181
Current financial assets	904	407
Cash and cash equivalents	23,926	19,745
TOTAL ASSETS	34,875	33,886
SHAREHOLDER’S EQUITY	5,803	2,961
Shareholders' equity - group share	5,835	2,993
TOTAL NON-CURRENT LIABILITIES	6,259	5,210
TOTAL CURRENT LIABILITIES	22,809	25,716
TOTAL LIABILITIES	34,872	33,886

Consolidated income statement

	06/30/2021	06/30/2022
(amounts in thousands of euros)	6 months	6 months
Revenues	-	-
Cost of sales	-	-
Gross margin	-	-
Research and development costs, net	(7,594)	(6,867)
General and administrative costs	(2,919)	(5,053)
Operating profit	(10,513)	(11,920)
Financial result	(2,732)	(478)
Tax income (expense)	-	-
Net result (loss)	(13,245)	(12,398)
Actuarial gain and losses	7	40
Exchange rate differences	3	46
Other items of net income (net of tax)	10	86
Net income (loss)	(13,235)	(12,312)
Net income (loss) – Group share	(13,235)	(12,312)

Press release

Cash flow statement

	06/30/2021	06/30/2022
(amounts in thousands of euros)	6 months	6 months
Change in cash flow:
Cash flow from operating activities	(13,492)	(10,261)
Cash flow from investing activities	12,474	333
Cash flow from financing activities	18,156	5,689
Impact of changes in foreign exchange rates	2	58
Increase (Decrease) in cash	17,140	(4,181)

2/ Preliminary remarks

In application of IAS 8, and as announced in the October 31st, 2022 press release, the Company has decided, following the review and discussions with its Statutory Auditors, to correct the financial statements as of December 31st, 2021 to reflect the correct interpretation of the financing agreement signed with Kréos on 19 November 2021.

These technical corrections are related to an inappropriate interpretation of the various instruments of this financing, which includes straight bonds, convertible bonds, warrants and conversion options.

These technical corrections have no impact on the Company's cash position and a very marginal impact on net result (0.3%). The impact is mainly on the balance sheet (3.8%).

Full details of these corrections are described in the financial report and the 20F/A for the relevant period, available today on the company's website, and filed to the AMF and the SEC.

Press release

3/ Results of the restatement of the accounts as of December 31st 2021 is summarized below:

Impact on the Company's consolidated financial statements

	DECEMBER 31, 2021
(amounts in thousands of euros)	Previously published	Restatements	Restated
ASSETS
Patents and software	2,757		2,757
Tangible fixed assets	563		563
Cash and cash equivalents	1,251	(1,065)	186
Total non-current assets	4,571	(1,065)	3,506
Other debts	6,536		6,536
Current financial assets	1,229	(325)	904
Cash and cash equivalents	23,926		23,926
Total current assets	31,691	(325)	31,366

TOTAL ASSETS	36,262	(1,390)	34,872

LIABILITIES
Shareholder’s equity
Equity	27,191	-	27,191
Additional paid-in capital	27,781	-	27,781
Treasury shares	(51)	-	(51)
Exchange rate differences	(73)	-	(73)
Reserves - attributable to Biophytis shareholders	(17,865)	15	(17,850)
Result - attributable to Biophytis shareholders	(31,246)	83	(31,163)
Equity - attributable to Biophytis shareholders	5,737	98	5,835
Non-controlling interests	(32)	-	(32)
Total equity	5,705	98	5,803
Commitments to staff	205	-	205
Non-current financial debts	6,293	(775)	5,518
Non-current derivative liabilities	916	(380)	536
Total non-current liabilities	7,414	(1 155)	6,259

Current financial liabilities	12,370	(333)	12,037
Provisions	-	-	-
Trade creditors and related accounts	7,606	-	7,606
Tax and social security liabilities	1,998	-	1,998
Current derivative liabilities	788	-	788
Other creditors and miscellaneous liabilities	381	-	381
Total current liabilities	23,143	(333)	22,810

TOTAL LIABILITIES	36,262	(1,390)	34,872

Press release

Impact on the Company's consolidated income statement

	FOR THE YEAR ENDED DECEMBER 31, 2021
(amounts in thousands of euros)	Previously Published	Restatements	Restated
Gross margin	-	-	-

Research and development costs, net	(19,665)	-	(19,665)
General and administrative costs	(7,150)	-	(7,150)
Operating profit	(26 815)	-	(26,815)

Financial costs	(2,581)	64	(2,517)
Financial proceeds	24	-	24
Change in fair value of convertible bonds	(1,875)	19	(1,856)
Financial results	(4,432)	83	(4,349)

Result before tax	(31,247)	83	(31,182)

Tax income (expense)	-	-	-
Net result (loss)	(31,247)	83	(31,164)

to Biophytis’ shareholders	(31,247)	83	(31,164)
Non-controlling interests	(1)	-	(1)

Weighted average number of outstanding shares	118,282,679	-	118,282,679
Earning per share (€/share)	(0.26)	-	(0.26)
Diluted earning per share (€/share)	(0.26)	-	(0.26)

***

Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2021 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

Antoine Denry: antoine.denry@taddeo.fr  +33 6 18 07 83 27
Agathe Boggio: agathe.boggio@taddeo.fr  +33 7 62 77 69 42